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FOR IMMEDIATE RELEASE

CONTACTS:

        CSX Corporation                 Conrail Inc.
        Thomas E. Hoppin                Craig R. MacQueen
        (804) 782-1450                  (215) 209-4594

        Kekst and Company               Abernathy MacGregor Group
        Richard Wolff                   Joele Frank / Dan Katcher
        (212) 593-2655                  (212) 371-5999


                 CSX AND CONRAIL INCREASE MERGER CONSIDERATION
                                BY $16 PER SHARE

                   VOTING TRUST TO PERMIT EARLY 1997 PAYMENT
                OF MERGER CONSIDERATION TO CONRAIL SHAREHOLDERS

                CASH PORTION TO REMAIN AT $110 PER CONRAIL SHARE

                  TENDER OFFER EXTENDED UNTIL JANUARY 22, 1997

               SPECIAL CONRAIL SHAREHOLDER MEETING NOW SCHEDULED
                              FOR JANUARY 17, 1997


        PHILADELPHIA, PA AND RICHMOND, VA (DECEMBER 19, 1996) -- Conrail Inc. [NYSE:CRR] and CSX Corporation [NYSE:CSX] announced today that they have amended their merger agreement to increase the merger consideration by $16 per Conrail share, or approximately $870 million in the aggregate. Conrail shareholders will also benefit from the significant value of receiving the merger consideration earlier than previously contemplated. Conrail shareholders will now receive in the merger, for 60% of their shares, an additional $16 per share in CSX convertible preferred stock, the terms of which will be set prior to the merger so that such securities would trade at par on a fully distributed basis. This is in addition to the tax-free 1.85619 shares of CSX common stock to be received in the merger.

        The amended agreement also provides that the merger will occur at the time of the CSX and Conrail shareholders meeting for approval of matters related to the merger. These meetings are expected to be held in the first quarter of 1997. Upon shareholder approval and consummation of the merger, the Conrail shareholders would receive the merger consideration of CSX common stock and CSX Convertible Preferred Stock. All the Conrail Stock acquired by CSX, both in the tender and in the merger, would be placed in a voting trust pending the outcome of the Surface Transportation Board's (STB) proceeding.

        CSX has already purchased 19.9% of Conrail's common and ESOP preferred stock, through a tender offer for $110 in cash per Conrail share. CSX is currently offering to purchase up to an additional 18,344,845 shares of Conrail through a second cash tender offer at $110 per share.

        David M. LeVan, chairman, president and chief executive officer of Conrail, said "Because of the actions taken by the Conrail board, our shareholders are receiving extraordinary value in our strategic merger-of-equals with CSX. The original terms of the merger provided our shareholders with a price at the high end of what has been paid in railroad mergers. That price has since been increased by more than $1.5 billion before taking into account the significant value associated with receiving the merger consideration in early 1997. In every respect, this merger holds great potential and clearly offers the best possible result for Conrail. This amendment to the merger agreement reaffirms the decision of the Conrail board that it is not willing to agree to the sale of Conrail to Norfolk Southern."

        John W. Snow, chairman, president and chief executive officer of CSX said "The actions taken by the CSX and Conrail boards allow us to move on to the next stage of the process, the filing of our merger application with the STB. We are confident that we will present a strong case and look forward to building the world's leading transportation and logistics company."

        The amended merger agreement provides that the period of time during which each of Conrail and CSX has agreed that it will not discuss or agree to any takeover proposal with a third party has been extended to the termination date under the merger agreement, December 31, 1998. CSX and Conrail also announced that the CSX tender offer has been extended to 5:00 p.m., Eastern Standard Time, on January 22, 1997 and the special shareholders meeting seeking approval of the opt-out of the Pennsylvania statute has been postponed to 2:00 p.m., Eastern Standard Time, on January 17, 1997. CSX has been advised by the depositary, on a preliminary basis, that fewer than 100,000 shares have been tendered into the CSX offer as of the close of business on December 18, 1996.

        Conrail, with corporate headquarters in Philadelphia, PA, operates an 11,000-mile rail freight network in 12 northeastern and midwestern states, the District of Columbia, and the Province of Quebec. Conrail's home page on the Internet can be reached at http://www.CONRAIL.com.

        CSX, headquarters in Richmond, VA, is an international transportation company offering a variety of rail, container-shipping, intermodal, trucking, barge and contract logistics management services. CSX's home page on the Internet can be reached at http://www.CSX.com.


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